

December 19, 2016

Marcia A. Dall
Chief Financial Officer
Churchill Downs Inc.
600 North Hurstbourne Parkway
Suite 400
Louisville, KY 40222

   Re: Churchill Downs Inc.
     Form 10-K for Fiscal Year Ended December 31, 2015
     Filed February 24, 2016
     File No. 001-33998

Dear Ms. Dall:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis
Additional Statistical Data by Segment
Big Fish Games, page 48

1. Please disclose what the measure "bookings," that you describe as a non-GAAP measure, represents and the reason(s) why you believe this measure provides useful information to investors regarding your results of operations. Also, to the extent material, state the additional purposes, if any, for which you use the measure. See Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of segment Adjusted EBITDA to Comprehensive Income, page 53

2. It appears "total segment adjusted EBITDA" represents adjusted EBITDA on a consolidated basis. Please note that such measure has no basis outside of the segment information in the notes to the financial statements. Refer to Question 104.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations ("C&DI"). In this regard, please revise the label of this consolidated non-GAAP measure so it is not the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures pursuant to Item 10(e)(1)(ii)(E).

3. Please note that the reconciliation should begin with the GAAP measure of equal or greater prominence rather than the non-GAAP measure to which it is reconciled. Refer to Question 102.10 of the C&DI for guidance.

4. Please tell us the purpose of the adjustment "change in Big Fish Games deferred revenue" within the reconciliation to arrive at the consolidated measure "Total Segment Adjusted EBITDA." In this regard, tell us how you consider the guidance in Question 100.04 of the C&DI in applying this adjustment.

Liquidity and Capital Resources, page 55

5. We note your computation of the non-GAAP measure "free cash flow" excludes "capital project expenditures." Please define what capital project expenditures represent and the reason for its exclusion from your computation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure